Exhibit 21.1
List of Subsidiaries

Legal Name	Jurisdiction of Organization
Evolent Health LLC	Delaware
Evolent Specialty Services, Inc.	California
EH Holding Company, Inc.	Delaware
Justify Holdings, Inc.	Kentucky
Evolent Health International Private Ltd.	India
Evolent Care Partners Holding Company, Inc.	Delaware
Evolent Care Partners of Texas, Inc.	Texas
The Accountable Care Organization Ltd.	Michigan
Evolent Care Partners of North Carolina, Inc.	North Carolina
NIA IPA of New York, Inc.	New York
Evolent Health International Philippines, Inc.	Philippines